                                                               File No. 70-10025

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 PRE-EFFECTIVE
                                AMENDMENT NO. 3
                                       TO


                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             National Grid Group plc
                               15 Marylebone Road
                                 London NW1 5JD
                                 United Kingdom

                                National Grid USA
                                25 Research Drive
                              Westborough, MA 01582

                           New England Power Company
                               25 Research Drive
                             Westborough, MA 01582

                    Vermont Yankee Nuclear Power Corporation
                               185 Old Ferry Road
                              Brattleboro, VT 05703

   (Names and principal executive offices of companies filing this statement)

                              NATIONAL GRID GROUP plc

                    (Names of top registered holding company)

                               Richard P. Sergel
                         Group Director - North America
                            National Grid Group plc
                             c/o National Grid USA
                               25 Research Drive
                             Westborough, MA 01582

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

        Hemmie Chang, Esq.                          Kirk L. Ramsauer, Esq.
        Ropes & Gray                                National Grid USA
        One International Place                     25 Research Drive
        Boston, MA 02110                            Westborough, MA 01582


        Denise Redmann, Esq.                        Nancy S. Malmquist, Esq.
        Entergy Corporation                         Downs, Rachlin & Martin
        639 Loyola Avenue                           P.O. Box 99
        New Orleans, LA  70113                      90 Prospect Street
                                                    St. Johnsbury, VT 05819-0099

     The Application/Declaration in File No. 70-10025 hereby is amended by adding the following sentence to the end of Item 2, Fees, Commissions and
Expenses: "All of the above fees, commissions and expenses will be shared pro rata by all of the sponsoring owners of Vermont Yankee."

     Such Application/Declaration if further amended by inserting the following at the end of Item 1.C:

For ease of reference, the discussion on Rule 53 included in the FUCO Application as filed with the Commission on June 7, 2002 is set forth below (updated to include March 31, 2002 financial information). Terms used below that have been defined in the FUCO Application are used as defined therein.

"3.   The FUCO Financing Request In Particular

          National Grid may use the proceeds of the financings proposed in this Application, in part, for investments in FUCOs, i.e., the Merger and any subsequent FUCO investments. Under Rule 53, in determining whether to approve the issue or sale of a security by National Grid to finance a FUCO investment, the Commission must consider the circumstances surrounding the proposed issuance and, if the issuance cannot qualify for the safe harbor in Rule 53(a), the applicant must demonstrate under Rule 53(c) that the proposed FUCO financing will not have an adverse impact on the financial integrity of the registered holding company system, any utility subsidiary, its customers or on the ability of state commissions to protect such subsidiary or customers.

          National Grid's aggregate investment, as defined in Rule 53(a), in FUCOs as of March 31, 2002 was $3.104 billion./31 National Grid has no EWG investments.

--------
31 Aggregate investment is defined in Rule 53 under the Act to include all amounts invested, or committed to be invested, in EWGs and FUCOs, for which there is recourse, directly or indirectly to National Grid. This limit is applied on a net basis and to the extent National Grid's previous investments or guarantees have been repaid or have expired, those investments are netted from the total aggregate investment.
---------

         As of March 31, 2002, National Grid's consolidated retained earnings calculated in accordance with U.S. GAAP was $2.976 billion. Consequently, National Grid's aggregate investment in FUCOs as a percentage of its consolidated retained earnings was 104% as of March 31, 2002. In the January 2002 Order National Grid was authorized to issue and sell securities for the purpose of financing investments in FUCOs in an amount up to $5.406 billion. National Grid now proposes to increase the authorized financing amount to $20 billion.

         The proposed issuance of securities for the purpose of financing additional FUCO investments does not qualify for the safe harbor in Rule 53(a) because National Grid's aggregate FUCO investment exceeds 50% of its consolidated retained earnings. In addition, as provided in Rule 53(b)(3), relief under Rule 53(a) is not available because write-downs of $1,140.9 million associated with National Grid's telecommunications investments, held indirectly by National Grid's FUCO, National Grid Holdings Limited, contributed to reported operating losses of $186.3 million for National Grid on a consolidated basis in the fiscal year ended March 31, 2002. Because such operating losses exceed 5% of National Grid's consolidated retained earnings for the year (5% of $2.976 billion is $148.8 million), the threshold in Rule 53(b)(3) is triggered.

                           In its application on Form U-1 in SEC File No.
70-9849, National Grid undertook "to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the Authorization Period." National Grid's current Application for additional FUCO financing authorization addresses these events fully and, accordingly, National Grid requests that the Commission consider this filing as satisfying the undertaking made in File No. 70-9849.

          The requirements of Rule 53(c) are currently satisfied by National Grid and will continue to be satisfied post-Merger. First, as provided in Rule 53(c)(1), the issuance and sale of securities by National Grid to finance FUCO investments "will not have a substantial adverse impact upon the financial integrity of the registered holding company system." National Grid's capitalization is currently sound and should continue to be sound post-Merger. Its ratio of 31.7% equity to total capitalization is in compliance with the conditions set forth in the January 2002 Order. Post-Merger, the pro forma capitalization table indicates that Grid Transco will have a very conservative 40.4% ratio of equity to total capitalization. National Grid's consolidated capitalization (on a U.S. GAAP basis) over the recent past is shown in the table below.



------------------------- --------------------------- ----------------------- ------------------------------
     National Grid              March 31, 2000            March 31, 2001             March 31, 2002
         As at:
------------------------- --------------------------- ----------------------- ------------------------------
                             ($ mm)          (%)        ($ mm)       (%)          ($ mm)           (%)
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Debt, preferred stock           6,120          62%       5,955         59%        11,502           68.3%
and minority interests
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Common stock equity             3,753          38%       4,146         41%         5,338           31.7%
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Total                           9,873         100%      10,101        100%        16,840           100%
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------

       National Grid's financial integrity and the soundness of its capital structure is further demonstrated by its high credit rating and National Grid's sound management and investment practices. National Grid is currently rated A2 by Moody's and it expects to have a post-Merger investment grade long-term debt credit rating that remains in the single A band. A review of basic financial measures over time also indicates National Grid's record of financial stability; a product of its sound management. National Grid's equity market value to book value ratios and stock price to earnings ratios over recent years are provided below:



-------------------------------------------------------------------------------------------------------
                                         Market to Book Value
-------------------------------------------------------------------------------------------------------
As at:                               Mar. 31, 1999    Mar. 31, 2000    Mar. 31, 2001   Mar. 31, 2002
----------------------------------- ---------------- ----------------- -------------- -----------------
                                          $mm              $mm              $mm             $mm
----------------------------------- ---------------- ----------------- -------------- -----------------
Market value of equity                    11,084          13,611         11,468             11,689

----------------------------------- ---------------- ----------------- -------------- -----------------
Book value of equity (under U.S.           2,416           3,753          4,146              5,338
GAAP)
----------------------------------- ---------------- ----------------- -------------- -----------------
Ratio of market to book value               4.6x            3.6x           2.8x               2.2x
(times)
----------------------------------- ---------------- ----------------- -------------- -----------------



-------------------------------------------------------------------------------------------------------
                                           Price/Earnings Ratios
-------------------------------------------------------------------------------------------------------
12 months ended:               Mar. 31, 1999      Mar. 31, 2000     Mar. 31, 2001      Mar. 31, 2002
----------------------------- ----------------- ------------------ ----------------- ------------------
                                     $                  $                 $                  $
----------------------------- ----------------- ------------------ ----------------- ------------------
Basic earnings per share
(U.S. GAAP)/32                        1.13               1.10             0.78            (0.15)*
----------------------------- ----------------- ------------------ ----------------- ------------------
Ratio of price to earnings
                                      6.6x               8.4x             9.9x            -43.3x
----------------------------- ----------------- ------------------ ----------------- ------------------

        (*) The full write down and provision for all expected related liabilities for telecoms investments in Latin America, Energis and Energis Polska and a non-cash charge to reflect the impact in Argentina of the devaluation of the peso were exceptional items contributing to the loss in the 12 months ended March 31, 2002. Before exceptional items and goodwill amortization, earnings per share increased by 61% over the prior 12 month period.

          The growth in National Grid's consolidated common stock equity is shown below:

--------
32 Unadjusted for the net income arising on the sale of Energis shares in the year ended March 31, 1999 of $1,149.8 million. Unadjusted for the net income arising on the reduction in National Grid's interest in Energis in the year ended March 31, 1998 of $184.5 million.
--------



--------------------- --------------- --------------- ----------------- ----------- ----------- --------------
As at:                Mar. 31, 1997   Mar. 31, 1998    Mar. 31, 1999    Mar. 31,    Mar. 31,      Mar. 31,
                                                                            2000        2001         2002
--------------------- --------------- --------------- ----------------- ----------- ----------- --------------
                           $mm             $mm              $mm                $mm     $mm           $mm
--------------------- --------------- --------------- ----------------- ----------- ----------- --------------
Capital stock               283             286               287             280       248           252
--------------------- --------------- --------------- ----------------- ----------- ----------- --------------
Capital stock               304             384               407             440       393         2,276
premium
--------------------- --------------- --------------- ----------------- ----------- ----------- --------------
Treasury stock                0            (17)              (18)             (26)      (14)          (65)
 --------------------- --------------- --------------- ----------------- ----------- ----------- -------------
Retained earnings         1,270             443             1,829           3,111     3,589          2,976
--------------------- --------------- --------------- ----------------- ----------- ----------- --------------
Shareholder's equity      1,839           1,022             2,416           3,753     4,146          5,338
--------------------- --------------- --------------- ----------------- ----------- ----------- --------------
Growth per period            __         (44)%/33             136%             55%       10%            29%
--------------------- ------------------------------------------------------------------------- --------------
Growth rate over                                                                                      190%
last 5 years
---------------------                                                                           --------------
Annualized growth                                                                                      24%
rate
--------------------- ------------------------------------------------------------------------- --------------

These tables demonstrate that on a book and market basis National Grid has been soundly capitalized in the past and that it should continue to be financially stable.

          National Grid's successful operation of a national, high-voltage transmission system indicates that the firm has sound management skills and expertise in the utility industry, particularly as it relates to foreign utility operations. To ensure continued success in its new ventures, National Grid subjects all project proposals to stringent reviews. National Grid's proposed Merger with Lattice has also been carefully reviewed. The general investment review process that will be followed post-Merger is described below.

          Grid Transco's investment review process will include as one of its objectives minimizing the risks associated with FUCO activities. Before Grid Transco or

--------
33 A special dividend of $1.23 billion was paid during the year ended March 31, 1998, which distorts the historical trend in growth of shareholder's equity.
--------

its subsidiaries make any investment in a project, the project will be analyzed in detail, including the specific country risk, where applicable. The project review process will include a series of independent internal reviews, both at the subsidiary and Grid Transco levels.

          In the U.K., the majority of projects by number will relate to NGC's and Transco's utility businesses. Each potential project will be subjected to a series of formal reviews to ensure its financial robustness. The process will begin with a consideration of the group's strategic plans, which will be updated periodically according to Grid Transco's planning cycle. Individual project business plans would be prepared as part of the process of including potential investments in the Group Business Plan. All projects identified as requiring future funding must be included within the planning cycle. This planning procedure will ensure that all capital and non-recurring revenue project expenditures can be justified on business, technical and economic grounds. In addition project progress will be monitored and subject to normal business control to ensure that approved projects meet their performance targets.

          The project review process would include consideration of business, financial, regulatory, environmental and legal risks. Foreign projects would be subject to an additional level of scrutiny concerning:

     -    the political and economic stability of the particular country;
     -    the host government's commitment to private enterprise;
     - the legal and regulatory framework for private investment in utility facilities;
     -    local business support for long-term investment of private capital;
     -    the economic viability of the project;
     -    the environmental impact; and
     -    currency conversion and repatriation of dividends issues.

          Project proposals will be subject to successive stages of review by senior management and directors depending upon Grid Transco's projected financial exposure in a particular project. Generally, the process by which Grid Transco will identify, manage and approve its business development activities, broadly follows the following lines:

     - The production of a Project Evaluation Paper ("PEP"), which covers, in outline form, a description of the opportunity, a brief description of the investment environment, the strategic importance of the investment and future actions. The PEP would be presented to the Group Executive for approval.

     - The production of a Project Development Paper ("PDP"), which identifies the development strategy for the investment and covers, in outline form, market conditions, competitive position and an action plan. The PDP would also be presented to the Group Executive for approval.

     - If an acquisition is contemplated, an Investment Proposal Paper ("IPP") seeking approval for a bid would be prepared. This paper would cover the investment opportunity, a financial appraisal, existing strategy, the transaction, bid details, and planned future actions. The IPP would be used to brief the Grid Transco board to seek their approval of the acquisition.

          Once development of a project is undertaken, milestones would be established to ensure that continuing expenditures produce acceptable results. In addition, project teams would be established to identify the major technical, financial, commercial and legal risks associated with a particular project and risk mitigation strategies. The process would follow the following broad outline:

     -    undertake due diligence;

     -    prepare valuation;

     -    prepare business plan;

     -    obtain internal approvals;

     -    obtain acquisition financing;

     -    develop corporate and tax structure;

     -    prepare corporate communications plan;

     -    prepare and submit bid/offer; and

     -    prepare post acquisition plan

The final project review process in many cases may be duplicated by lenders that may agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project.

          Grid Transco's system of internal controls will be designed to safeguard shareholders' investment and the group's assets. The process of managing material risks to the achievement of business objectives is an ongoing process that will be conducted at all levels of the group. All parts of the group will be required to capture and report, in a standard format, their key business risks, categorize all risks to highlight the sources of risk, subjectively score risks to reflect both the financial and reputational impact of the risk and the likelihood of its occurrence, and validate and approve the risk report with the participation of local management. Material changes in risks and associated responsive actions will be reported periodically through a network of risk coordinators throughout the group to maintain a current perspective on overall group risks. A risk steering group chaired by the Group General Counsel will provide direction and impetus to the implementation of risk management at all levels of the group, act as a catalyst for change and provide visible senior executive support to the process.

          National Grid's telecommunications investments have experienced difficulty over the past fiscal year. Although Intelig, a telecommunications provider in Brazil, continued to meet overall revenue and EBITDA targets and its performance satisfied the pre-conditions to completing permanent vendor financing, the vendors did not provide the permanent financing facility. As a consequence, the shareholders of Intelig (National Grid, Sprint, and France Telecom) have appointed advisors to seek new strategic investors. In the meantime, Intelig continues to be funded by interim vendor financing, which has been rolled over, together with limited additional funds from shareholders and vendors. Silica Networks, a carriers' carrier operating primarily in Argentina, also was affected by the general telecommunications market downturn and the severe economic difficulties in that country. As a result, National Grid and the other shareholders have cut costs, suspended further investment and are seeking a purchaser for the business. ManquehueNet, National Grid's joint venture with Williams Communications and MetroGas in Santiago, Chile, has been impacted by the local economic downturn. Here also, strong management action is being taken to reduce costs.

          Given these difficulties, National Grid has adopted a conservative approach with the full write down and provision for all expected liabilities totaling (pound)290 million ($420 million). In addition, as noted earlier, National Grid has written down all of the (pound)350 million ($506 million) carrying value of its Energis stake and its stake in Energis Polska. These write downs are reflected in National Grid's financial statements for the period ending March 31, 2002.

          National Grid continues to see telecommunications as a complement to its electricity businesses but, as the proposed Merger demonstrates, National Grid will focus on opportunities which are more closely related to its core infrastructure assets and capabilities. In contrast to the telecommunications investments, all of National Grid's electricity businesses have been performing in line with expectations.

          Statement of Financial Accounting Standards No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, requires an evaluation of the impairment of all assets of a utility that a company plans to write down and take as a loss. Other than the telecommunications interests that were written down as noted above, National Grid currently has no other assets that would need to be written down under SFAS
121. National Grid undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the Authorization Period. Consequently, the conditions of Rule 53(c)(1) are satisfied.

          Under Rule 53(c)(2) National Grid must demonstrate that the proposed use of financing proceeds to invest in FUCOs "will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers." The Commission should conclude that the customers of National Grid's U.S. public utility subsidiary companies will not be adversely impacted by the proposed FUCO investment based on the following:

          (a) All of National Grid's investments in FUCOs will be segregated from the utility subsidiaries. None of the utility subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any FUCO in which National Grid owns any interest. National Grid further commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, a FUCO investment.

          (b) Investments in FUCOs will not have any negative impact on the ability of the utility subsidiaries to fund operations and growth. The utility subsidiaries will continue to have financial facilities in place or access to National Grid financing facilities that will adequately support their operations.

          (c) National Grid will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the utility subsidiaries' employees in connection with providing services to FUCOs. National Grid's FUCOs have experienced and extensive staff resources. Management and support for FUCO operations will be largely performed by National Grid Holdings One plc and its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged for projects as necessary. National Grid also will comply with Rule 53(a)(4) regarding the provision of EWG and FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the utility subsidiaries.

          (d) In connection with the increased FUCO investment level authorized in the January 2002 Order, the Commission obtained statements from the state commissions to support its determination under Rule 53(c). In particular, the NYPSC, RIPUC, MDTE, Connecticut Department of Public Utility Control, and the VPSB assured the Commission that they have sufficient authority and resources to protect their ratepayers from any adverse impacts arising out of National Grid's proposed increased level of investment. The NHPUC provided assurance, but noted National Grid's representations that it does not intend to invest in EWGs. Consequently, the Commission reserved jurisdiction over the issuance and sale of securities for the purposes of financing investments in EWGs, pending completion of the record. As noted previously, National Grid has no EWG investments and does not seek EWG investment authorization in this Application. National Grid requests that the Commission continue to reserve jurisdiction over the issuance and sale of securities for the purposes of financing investments in EWGs pending completion of the record.

          National Grid no longer has operations in Connecticut and is not subject to the jurisdiction of the Connecticut Department of Public Utility Control. If the Commission deems that new certifications are required, it should solicit the NYPSC, RIPUC, MDTE, VPSB and the NHPUC.

          (e) In addition, National Grid will provide the information required by Form 20-F to permit the Commission to monitor the effect of National Grid's FUCO investments on National Grid's financial condition.

          Consequently, the conditions of Rule 53(c)(2) are satisfied."

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the applicants named herein have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                           NATIONAL GRID USA


                           By   /s/ Kirk L. Ramsauer
                                -----------------------------------------------
                                Name: Kirk L. Ramsauer
                                Title:  Deputy General Counsel



                           NATIONAL GRID GROUP PLC


                           By   /s/ Kirk L. Ramsauer
                                -----------------------------------------------
                                Name: Kirk L. Ramsauer
                                Title:  Deputy General Counsel


                           VERMONT YANKEE NUCLEAR POWER
                             CORPORATION


                           By   /s/ Bruce W. Wiggett
                                -----------------------------------------------
                                Name: Bruce W. Wiggett
                                Title:  Sr. Vice President of Finance & Admin.



Date: July 29, 2002



                                      -4-